UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MGI PHARMA, INC.

(Name of Subject Company)

MGI PHARMA, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

552880106

(CUSIP Number of Class of Securities)

Eric P. Loukas

Executive Vice President, Chief Operating Officer,

General Counsel and Corporate Secretary

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437-3174

(952) 346-4700

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Asher M. Rubin

Glenn C. Campbell

William I. Intner

Hogan & Hartson L.L.P.
111 S. Calvert Street – Suite 1600

Baltimore, Maryland 21202

(410)  659-2700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 21, 2007 (as previously amended and supplemented by Amendment No. 1 on January 4, 2008 , Amendment No. 2 on January 11, 2008, Amendment No. 3 on January 17, 2008, and Amendment No. 4 on January 22, 2008, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by MGI PHARMA, INC., a Minnesota corporation (the “Company”).  The Schedule 14D-9 relates to the offer by Jaguar Acquisition Corp. (“Offeror”), a Minnesota corporation and an indirect wholly-owned subsidiary of Eisai Co., Ltd., a corporation organized under the laws of Japan (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (including the associated rights to purchase Series A Junior Participating Preferred Stock of the Company, the “Shares”) at a purchase price of $41.00 per Share, net to the holder thereof in cash, without interest and subject to the applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used, but not defined, in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented with the addition of the following subsection at the end of Item 8:

Commencement of Subsequent Offering Period.

The initial period of the Offer expired at midnight, New York City time, on Tuesday, January 22, 2008.  Prior to the expiration of the Offer, all conditions to the Offer, including the expiration or termination of the waiting period under the HSR Act, were satisfied.

According to Computershare Trust Company, N.A., the depositary for the Offer, as of midnight, New York City time, on Tuesday, January 22, 2008, 78,363,716 Shares (including 18,933,563 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn prior to the expiration of the Offer.  Offeror has accepted all validly tendered and not withdrawn Shares for payment.  As a result, Offeror has acquired approximately 72.9% of the issued and outstanding Shares as of the close of business on January 22, 2008 (excluding Shares tendered pursuant to guaranteed delivery procedures).  Based on the Offer Price, the value of such Shares purchased by Offeror during the initial offer period was approximately $2.44 billion (excluding Shares tendered pursuant to guaranteed delivery procedures).  According to the Offer to Purchase, Parent will provide Offeror with sufficient funds to purchase all Shares validly tendered in the Offer and not withdrawn and will provide funding for the Merger.

On January 23, 2008, Parent announced the results of the Offer and that Offeror had commenced a subsequent offering period for all remaining untendered Shares (the “Subsequent Offering Period”), which will expire at midnight, New York City time, on Friday, January 25, 2008.   During the Subsequent Offering Period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $41.00 per Share, net to the holder of such Shares in cash, without interest and subject to the applicable withholding of taxes.  The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those described for the Offer in the Offer to Purchase and related documents, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the Subsequent Offering Period may not be withdrawn..  A copy of the press release of Parent announcing the results of the initial Offer and the Subsequent Offering Period is filed as Exhibit (a)(1)(K) to this Amendment No. 5 and is incorporated in this Amendment No. 5 by reference.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 21, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).

(a)(1)(F)	Press Release issued by Company on November 29, 2007 announcing that it was exploring possible strategic alternatives.*

(a)(1)(G)	Press Release issued by Parent and the Company on December 10, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 11, 2007).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to the Schedule 14D-9).*

(a)(1)(I)	MGI PHARMA, INC. Employment and Benefit Q&As.*

(a)(1)(J)	Press Release issued by the Company and Parent on January 17, 2008 announcing the early termination of the waiting period under the HSR Act.*

(a)(1)(K)	Press Release issued by Parent on January 23, 2008 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule T-O/A filed on January 23, 2008).

(a)(2)	Letter to Shareholders from the President and Chief Executive Officer of MGI PHARMA, INC., dated December 21, 2007.*

(a)(5)(A)	Opinion of Lehman Brothers, Inc. to the Board of Directors of MGI PHARMA, INC., dated December 10, 2007 (incorporated by reference to Annex II attached to the Schedule 14D-9).*

(a)(5)(B)	Complaint filed by L.A. Murphy in the Fourth Judicial District Court of the State of Minnesota, County of Hennepin, on December 14, 2007.*

(a)(5)(C)	Complaint filed by Judith Dreyer in the Fourth Judicial District Court of the State of Minnesota, County of Hennepin, on December 28, 2007.*

(e)(1)	Agreement and Plan of Merger, dated December 10, 2007, between MGI PHARMA, INC., a

Minnesota corporation, Eisai Co., Ltd., a Japan corporation, and Jaguar Acquisition Corp., a Minnesota corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 11, 2007).

(e)(2)

Form of Termination Agreement, between MGI PHARMA, INC. and each of its Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2007).

(e)(3)	Retention Agreement, dated December 15, 2007, between Leon O. Moulder, Jr. and Eisai Corporation of North America.*

(e)(4)	Retention Agreement, dated December 15, 2007, between Mary Lynne Hedley and Eisai Corporation of North America.*

(e)(5)	Confidentiality Agreement, dated September 27, 2007, between MGI PHARMA, INC. and Eisai Co., Ltd.*

(e)(6)	Amendment No. 2 to Rights Agreement, dated December 20, 2007, to the Rights Agreement, dated July 14, 1998, between the Company and Norwest Bank, Minnesota, N.A. (now Wells Fargo Bank,
N.A.).*

*     Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGI PHARMA, INC.

Date: January 23, 2008	By:	/s/ Eric P. Loukas

	Name:	Eric P. Loukas
	Title:	Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary